UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1 )*

                                      QUIPP, INC.
                                   (Name of Issuer)

                                    Common Stock
                            (Title of Class of Securities)

                                     748802 10 5
                                    (CUSIP Number)

           James E. Pruitt, 2960 N. Riverside Drive, Indialantic, FL  32903
                                    (407) 254-1212
         (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications)

                                   January 19, 1996
               (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James E. Pruitt
                  ###-##-####
        ______________________________________________________________________
         2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4  SOURCE OF FUNDS*

                  PF
        ______________________________________________________________________
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
        ______________________________________________________________________
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
        ______________________________________________________________________
                            7    SOLE VOTING POWER

           NUMBER OF                  103,706 shares
             SHARES
        ______________________________________________________________________
          BENEFICIALLY      8    SHARED VOTING POWER

            OWNED BY             - 0 - shares
               EACH
        ______________________________________________________________________
            REPORTING       9    SOLE DISPOSITIVE POWER

             PERSON              103,706 shares
               WITH
        ______________________________________________________________________
                       10   SHARED DISPOSITIVE POWER

                            - 0 - shares
        ______________________________________________________________________
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  103,706 shares
        ______________________________________________________________________
        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [ ]
        ______________________________________________________________________
        13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3%
        ______________________________________________________________________
        14 TYPE OF REPORTING PERSON*
                  IN
        ______________________________________________________________________
                         SEE INSTRUCTIONS BEFORE FILLING OUT!


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           This Amendment No. 1 amends and supplements the Schedule 13D (the
        "Schedule 13D") filed by James E. Pruitt with the Securities and Exchange Commission on July 29, 1995. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. The purpose of this Amendment No. 1 is to amend and restate Item 2 and Item 5 of the Schedule 13D in their entirety as follows:


        Item 2.   Identity and Background.

           This Statement is being filed by James E. Pruitt, a United States citizen (the "Filing Person"). The Filing Person is retired.

           During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


        Item 5.   Interest in Securities of the Issuer.

           The Filing Person beneficially owns 103,706 shares of Common Stock representing 6.3% of the outstanding Common Stock of the Issuer. The Filing Person has sole power to vote and dispose of all 103,706 shares.


                                      SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 22, 1996
                                                  (Date)


                                                   /s/James E. Pruitt
                                                   (Signature)


                                                   James E. Pruitt
                                                  (Name/Title)



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